Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF CBOE GLOBAL MARKETS, INC.

AS OF DECEMBER 31, 2018

Name of Subsidiary	Jurisdiction of Organization
Bats Global Markets Holdings, Inc.	Delaware
Cboe Bats, LLC	Delaware
Cboe BZX Exchange, Inc.	Delaware
Cboe EDGX Exchange, Inc.	Delaware
Cboe Europe Limited	United Kingdom
Cboe Exchange, Inc.	Delaware
Cboe Futures Exchange, LLC	Delaware
Cboe Worldwide Holdings Limited	United Kingdom
Omicron Acquisition Corp.	Delaware

Certain subsidiaries which, if considered as a single subsidiary, would not constitute a “significant subsidiary” as defined in Regulation S-X, have been omitted.